Law Offices of

GREGORY M. WILSON

July 26, 2010

Jay Williamson

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Silver Hill Mines, Inc.

Form 10-K for the fiscal year ending December 31, 2009

Filed April 6, 2010

File No. 000-53236

Mr. Williamson:

I writing on behalf of Silver Hill Mines, Inc. in regard to the Staff’s comment letter dated June 18, 2010.

The Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, Page 14

1.

In future filings, please discuss the specific experience, qualifications, attributes or skills of directors that led to the conclusion that they should be directors of the company.  See Item 401(e) of Regulation S-K.  Please provide us with your proposed disclosure, based on your current board of directors.

Answer:

Below is a revised disclosure of the two paragraphs in the annual report which responds to your request and Item 401(e).  The underlined text has been added as the proposed disclosure.

Updated Officer/Director Resumes

Steve Bergstrom:  Mr. Bergstrom has acted as the Company’s President since 1990.  Mr. Bergstrom is the President, principal executive officer and director of Golden Star Resource Corp.  Golden Star has a class of stock registered with the SEC.  Since April 1985, Mr. Bergstrom has been serving as President for Triad Exploration Inc. a private Washington based, Exploration Company. He founded Triad Exploration to exploit opportunities in the base and precious metal mining industry. Triad Exploration specializes in the acquisition of base and precious metal mining properties and also provides consulting services to other mineral exploration companies.

GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382 Email:greg@wilsonlaw.us

From December 1986 until February 2001, Mr. Bergstrom was Vice President of Mining Operations for Triumph Corporation, a private Colorado exploration company headquartered in Spokane Valley, WA. Triumph Corporation is a precious metals exploration company. Mr. Bergstrom currently sits on the Board of Directors of Triumph Corporation.

From September 1999 to March 2003, Mr. Bergstrom was a Director for Nevak Mining Ltd., a private Nevada based, gold producing company no longer in operation. The Mud Creek Mine on the Seward Peninsula in Alaska was the once operational mine of Nevak Mining.

Mr. Bergstrom has served as a Company director since 1990.  He was re-elected to serve on the board again in May 2007.   He has extensive experience and skill in evaluating mineralized properties.  Given his long tenure with the Company, the board of directors and shareholders elected him to continue serving the company until such time as it is able to acquire an operating business entity or mineral resources.

On, or about February 26, 2010, Mr. Bergstrom filed a petition for bankruptcy protection in the U.S. Bankruptcy Court, District of Idaho.

Eric M. Wilson, Director:  For the past five years, Mr. Wilson has been self-employed in the construction business in Spokane, Washington.  He holds an A.A.S. degree in Mechanical Engineering from Spokane Community College.

Mr. Wilson has served as a director since May 2007 when he elected as a member of the board of directors by the company’s shareholders.  Mr. Wilson’s brings analytical skills and character attributes to the board of directors which the company believes will be valuable when choosing a business combination candidate.

Certain Relationships and Related Transactions and Director Independence, Page 19

2.

Please file the April 7, 2007 legal engagement agreement with Mr. Wilson as an exhibit with your next periodic report.

Answer:  This will be filed as Exhibit 10 to the Form 10-Q for the period ending June 30, 2010.

Signatures

3.

Please have Mr. Bergstrom sign in his personal capacities as Chief Executive Officer and Chief Financial Officer in future filings.  Also, please advise us if Mr. Bergstrom serves as your Chief Accounting Officer.  If so, please have him sign in his capacity in the future filings.  See General Instruction D to Form 10-K.

Answer:  I have reviewed the annual report.  It is signed by Mr. Bergstrom in his capacities as President, CEO and CFO.  The 302 and 906 Certifications are signed as Chief Executive Officer and Chief Financial Officer.

Instruction D (2)(a) states: “The report must be signed by the registrant, and on behalf of the

GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382 Email:greg@wilsonlaw.us registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Where the registrant is a limited partnership, the report must be signed by the majority of the board of directors of any corporate general partner who signs the report.”

The Company’s principal executive offices are the office of President and Chief Executive Officer and the principal financial office is the Chief Financial Officer.

Are you asking that the Registrant avoid using the abbreviations CEO and CFO on the report signature lines and instead spell out the offices as has been done on the 302 and 906 certifications?

At this time the Company does not have a Chief Accounting Officer.

Sincerely,

/s/ G.M. Wilson

Gregory M. Wilson

Attorney at Law

greg@wilsonlaw.us

GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382 Email:greg@wilsonlaw.us